Exhibit 99.1

Cango Inc. Reports First Quarter 2020 Unaudited Financial Results

SHANGHAI, May 27, 2020 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2020.

First Quarter 2020 Financial and Operational Highlights

•

Total revenues were RMB246.0 million (US$34.7 million) compared with RMB351.7 million in the same period of 2019, mainly due to the worldwide outbreak of the COVID-19 pandemic, which has severely disrupted the domestic automotive industry.

•

After-market services facilitation revenues increased to RMB49.1 million (US$6.9 million), or 19.9% of total revenues in the first quarter of 2020, continuing to serve as an important driver for the Company’s revenue growth.

•

The amount of financing transactions the Company facilitated in the first quarter of 2020 was RMB4,431.6 million (US$625.9 million). The total outstanding balance of financing transactions the Company facilitated was RMB38,635.7 million (US$5,456.4 million) as of March 31, 2020.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.00% and 0.56%, respectively, as of March 31, 2020, as compared to 0.85% and 0.40%, respectively, as of December 31, 2019.

•

The number of dealers covered by the Company was 45,688 as of March 31, 2020, compared to 49,238 as of December 31, 2019. The decrease was a result of Cango’s efforts to optimize the efficiency of its dealership network by removing certain dealers that failed to meet the Company’s standards for operating risks and/or transaction referral capabilities.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “In line with our previous expectations, China’s auto industry was severely disrupted by the COVID-19 pandemic in the first quarter of 2020. As a result of these headwinds during the period, our total revenues decreased and we experienced an uptick in delinquency rates, and dealers across the country encountered a series of business challenges while they slowly began to resume their operations. To overcome these challenges, we proactively implemented a number of countermeasures to keep our overall asset quality at a manageable level and provide dealers with the assistance they need to the greatest extent possible. Moreover, we also remain committed to bolstering our core auto loan facilitation and after-market services businesses, while enhancing our key strategic partnerships to secure our long-term growth prospects. Importantly, as we continue to accelerate the development of our after-market services, this segment is expected to become a key growth driver for our overall business.

“Looking ahead, we plan on regaining the growth momentum of our business by augmenting our existing business lines, executing online sales and marketing initiatives, and refining our operating efficiency. We believe that 2020 will be a year of change and consolidation for the auto industry, bringing opportunities as well as challenges. We have witnessed a slower recovery in lower tier cities and expect these markets to gradually restore the growth level seen before the pandemic in the second half of this year. Nonetheless, we believe the strengths of our business model, which covers the entire auto transaction chain, will enable us to weather the current challenging environment. By leveraging our competitive advantages, empowering other industry participants, and helping cultivate the development of the entire auto industry value chain, we will continue to strengthen the foundation for our lasting growth and the generation of long-term shareholder value.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Severely impacted by the COVID-19 outbreak, we generated RMB246.0 million in total revenue in the first quarter of 2020, decreasing 30.0% from same period of last year, though outperforming the high end of our previous guidance by 17.1%. In the meantime, we saw a significant increase in net loss on risk assurance liabilities mainly due to an uptick in delinquent loan balance and default rate, as well as increased loss given default ratio, which were in turn due to the impacts of the pandemic. Despite the disruptions, we remain focused on improving our operating efficiency with gross margin maintained at a healthy level in the first quarter. For the remainder of 2020, we will continue to focus on optimizing our operating efficiency by utilizing our platform’s network effects to further augment our negotiating leverage and maintain our commitment to implementing effective cost control measures. Additionally, we will not slow down in our efforts to enhance our R&D capabilities, develop new business initiatives, and drive technical innovation forward. We are confident that the allocation of resources towards these areas will help to further bolster our long-term outlook, enabling us to navigate through the current market uncertainty.”

First Quarter 2020 Financial Results

REVENUES

Total revenues in the first quarter of 2020 were RMB246.0 million (US$34.7 million) compared to RMB351.7 million in the same period of 2019. Revenues from after-market services facilitation in the first quarter of 2020 increased by 23.3% to RMB49.1 million (US$6.9 million) from RMB39.8 million in the same period of 2019, and the increase was primarily due to the Company’s efforts to cross-sell insurance facilitation services.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the first quarter of 2020 were RMB327.3 million (US$46.2 million) compared to RMB282.3 million in the same period of 2019. The increase in operating cost and expenses was due to the significant increase in net loss on risk assurance liabilities mainly caused by the COVID-19 pandemic.

•

Cost of revenue in the first quarter of 2020 decreased by 30.7% to RMB90.6 million (US$12.8 million) from RMB130.8 million in the same period of 2019, which was primarily due to a decrease in the amount of financing transactions the Company facilitated. As a percentage of total revenues, cost of revenue in the first quarter of 2020 was 36.8% compared to 37.2% in the same period of 2019.

•

Sales and marketing expenses in the first quarter of 2020 were RMB45.8 million (US$6.5 million) compared to RMB45.5 million in the same period of 2019. As a percentage of total revenues, sales and marketing expenses in the first quarter of 2020 increased to 18.6% from 13.0% in the same period of 2019.

•

General and administrative expenses in the first quarter of 2020 decreased by 11.4% to RMB57.4 million (US$8.1 million) from RMB64.8 million in the same period of 2019. As a percentage of total revenues, general and administrative expenses in the first quarter of 2020 increased to 23.3% from 18.4% in the same period of 2019.

•

Research and development expenses in the first quarter of 2020 decreased by 5.9% to RMB12.6 million (US$1.8 million) from RMB13.3 million in the same period of 2019. As a percentage of total revenues, research and development expenses in the first quarter of 2020 increased to 5.1% from 3.8% in the same period of 2019.

•

Net loss on risk assurance liabilities in the first quarter of 2020 increased to RMB76.9 million (US$10.9 million) from RMB17.9 million in the same period of 2019. The increased net loss on risk assurance liabilities was mainly due to an uptick in delinquent loan balance and default rate. In addition, the pandemic also made it more difficult for in-person visits with delinquent car buyers and vehicle repossession, which resulted in an increase in loss given default ratio. This was in line with the industry trends and our previously stated expectations.

LOSS FROM OPERATIONS

Due to the outbreak of the COVID-19 pandemic, loss from operations in the first quarter of 2020 was RMB81.3 million (US$11.5 million), compared to an income from operations of RMB69.3 million in the same period of 2019.

NET LOSS

Net loss in the first quarter of 2020 was RMB34.7 million (US$4.9 million). Non-GAAP adjusted net loss in the first quarter of 2020 was RMB11.4 million (US$1.6 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the first quarter of 2020 were both RMB0.25 (US$0.04). Non-GAAP adjusted basic and diluted net loss per ADS in the first quarter of 2020 were both RMB0.10 (US$0.01). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of March 31, 2020, the Company had cash and cash equivalents of RMB2,741.0 million (US$387.1 million), compared to RMB2,002.3 million as of December 31, 2019. The increase was mainly due to the issuance of Asset-Backed Securities by the Company’s subsidiary Shanghai Chejia Financial Leasing Co. Ltd. in the first quarter.

Business Outlook

For the second quarter of 2020, the Company expects total revenues to be between RMB230 million and RMB250 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, May 27, 2020, at 9:00 P.M. Eastern Time or Thursday, May 28, 2020, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 3, 2020, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10144582

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB“) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,002,314,688	2,741,016,763	387,105,520
Restricted cash - current	970,993,759	689,979,486	97,443,719
Short-term investments	597,265,740	741,536,500	104,724,960
Accounts receivable, net	148,562,946	105,498,269	14,899,202
Finance lease receivables - current, net	1,661,082,122	1,669,447,248	235,770,993
Short-term consumer financing receivables, net	13,298,562	2,556,643	361,067
Financing receivables, net	9,103,522	13,954,168	1,970,705
Short-term contract asset	20,688,424	30,273,966	4,275,501
Prepaid expenses and other current assets	117,445,282	76,006,299	10,734,140

Total current assets	5,540,755,045	6,070,269,342	857,285,807

Non-current assets:
Restricted cash - non-current	873,674,276	909,037,840	128,380,669
Long-term investments	547,888,818	554,005,818	78,240,569
Goodwill	145,063,857	145,063,857	20,486,930
Property and equipment, net	14,736,767	13,157,111	1,858,139
Intangible assets	44,758,242	44,665,455	6,307,967
Long-term contract asset	11,655,356	16,648,034	2,351,152
Deferred tax assets	100,667,946	131,802,992	18,614,139
Finance lease receivables - non-current, net	1,448,958,373	1,252,290,041	176,857,141
Other non-current assets	8,415,694	2,881,676	406,970

Total non-current assets	3,195,819,329	3,069,552,824	433,503,676

TOTAL ASSETS	8,736,574,374	9,139,822,166	1,290,789,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	1,439,749,760	1,192,890,560	168,468,331
Long-term debts - current	863,418,789	1,348,450,770	190,437,630
Accrued expenses and other current liabilities	278,690,234	174,314,809	24,617,955
Risk assurance liabilities	259,952,473	366,876,396	51,812,845
Income tax payable	67,308,814	59,165,631	8,355,783

Total current liabilities	2,909,120,070	3,141,698,166	443,692,544

Non-current liabilities:
Long-term debts	301,667,717	485,251,073	68,530,544
Deferred tax liability	12,329,929	14,392,127	2,032,557
Other non-current liabilities	21,796,367	13,658,147	1,928,899

Total non-current liabilities	335,794,013	513,301,347	72,492,000

Total liabilities	3,244,914,083	3,654,999,513	516,184,544

Shareholders’ equity
Ordinary shares	204,260	204,260	28,847
Treasury shares	(20,638,881)	(20,638,881)	(2,914,767)
Additional paid-in capital	4,526,344,454	4,542,764,285	641,560,881
Accumulated other comprehensive income	119,430,738	148,105,088	20,916,434
Retained earnings	852,508,968	814,176,486	114,983,686

Total Cango Inc.’s equity	5,477,849,539	5,484,611,238	774,575,081

Non-controlling interests	13,810,752	211,415	29,858

Total shareholders’ equity	5,491,660,291	5,484,822,653	774,604,939

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,736,574,374	9,139,822,166	1,290,789,483

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues	351,658,505	245,997,974	34,741,551
Loan facilitation income and other related income	236,311,465	120,020,181	16,950,088
Leasing income	72,390,263	74,281,755	10,490,588
After-market services income	39,796,107	49,056,203	6,928,059
Others	3,160,670	2,639,835	372,816
Operating cost and expenses:
Cost of revenue	130,806,450	90,597,713	12,794,841
Sales and marketing	45,547,380	45,774,229	6,464,556
General and administrative	64,763,620	57,411,666	8,108,076
Research and development	13,347,804	12,556,685	1,773,343
Net loss on risk assurance liabilities	17,851,133	76,885,675	10,858,332
Provision for credit losses	10,023,282	44,094,771	6,227,371

Total operation cost and expense	282,339,669	327,320,739	46,226,519

Income (Loss) from operations	69,318,836	(81,322,765)	(11,484,968)

Interest and investment income, net	18,884,548	29,133,167	4,114,389
Income from equity method investments	16,107	—	—
Interest expense	(5,294,245)	(1,367,286)	(193,098)
Foreign exchange loss, net	(1,286,492)	(4,061,719)	(573,624)
Other income, net	20,736,938	18,473,631	2,608,975
Other expenses	(1,015,943)	(54,105)	(7,641)

Net income (loss) before income taxes	101,359,749	(39,199,077)	(5,535,967)

Income tax expenses	(26,988,619)	4,512,791	637,328

Net income (loss)	74,371,130	(34,686,286)	(4,898,639)

Less: Net (loss) income attributable to non-controlling interests	(1,847,370)	3,646,196	514,941

Net income (loss) attributable to Cango Inc.’s shareholders	76,218,500	(38,332,482)	(5,413,580)

Earnings per ADS attributable to ordinary shareholders:
Basic	0.50	(0.25)	(0.04)
Diluted	0.50	(0.25)	(0.04)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	151,404,946	150,973,390	150,973,390
Diluted	151,404,946	151,761,801	151,761,801
Other comprehensive (loss) income, net of tax

Unrealized losses on available-for-sale securities	(38,207)	—	—

Foreign currency translation adjustment	(41,969,052)	28,674,350	4,049,592

Total comprehensive income (loss)	32,363,871	(6,011,936)	(849,047)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	34,211,241	(9,658,132)	(1,363,988)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended March 31,
	2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net income (loss)	74,371,130	(34,686,286)	(4,898,639)
Add: Share-based compensation expenses	15,277,462	23,318,298	3,293,173
Cost of revenue	626,376	956,051	135,020
Sales and marketing	3,254,099	4,966,797	701,446
General and administrative	10,602,557	16,182,896	2,285,462
Research and development	794,430	1,212,554	171,245

Non-GAAP adjusted net income (loss)	89,648,592	(11,367,988)	(1,605,466)

Less: Net (loss) income attributable to non-controlling interests	(1,847,370)	3,646,196	514,941
Net income (loss) attributable to Cango Inc.’s shareholders	91,495,962	(15,014,184)	(2,120,407)

Non-GAAP adjusted net income per ADS-basic	0.60	(0.10)	(0.01)
Non-GAAP adjusted net income per ADS-diluted	0.60	(0.10)	(0.01)
Weighted average ADS outstanding—basic	151,404,946	150,973,390	150,973,390
Weighted average ADS outstanding—diluted	151,404,946	151,761,801	151,761,801